

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2018

Joseph R. Ianniello
President and Chief Executive Officer
CBS Corporation
51 W. 52nd Street
New York, NY 10019

      Re: CBS Corporation
          Form 10-K for the Fiscal Year Ended December 31, 2017
          Filed February 20, 2018
          Form 10-Q for the Period Ended June 30, 2018
          Filed August 2, 2018
          File No. 001-09553

Dear Mr. Ianniello:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                             Sincerely,

                             Division of Corporation Finance
                             Office of Telecommunications